UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 20, 2019

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F              x                    Form 40-F         __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Incorporation by Reference

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibits 1 and 2, shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-228295, 333-228294 and 333-220373), as such prospectuses may be amended or supplemented from time to time.

Westpac Group acknowledges the civil proceedings commenced by AUSTRAC today in relation to alleged contraventions of its obligations under the Anti-Money Laundering and Counter-Terrorism Financing Act.

Westpac has previously publicly disclosed that it had self-reported to AUSTRAC a failure to report a large number of international funds transfer instructions (IFTIs) and that AUSTRAC was also investigating a number of other areas relating to Westpac’s processes, procedures and oversight.

The civil proceedings relate to these issues and allege failings in relation to correspondent banking, risk assessments, customer due diligence, transaction monitoring, record keeping and the passing on of certain data in funds transfer instructions.

Westpac is carefully reviewing the claim and will be working constructively with AUSTRAC to resolve the matter.

Index to Exhibits

Exhibit No.	Description

1	ASX Release – Westpac acknowledges commencement of civil proceedings by AUSTRAC

2	ASX Release – Westpac responds to AUSTRAC’s Statement of Claim

Disclosure regarding forward-looking statements

The information contained in this Report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934.  Forward-looking statements are statements about matters that are not historical facts.  Forward-looking statements appear in a number of places in this Report and include statements regarding our intent, belief or current expectations with respect to our business and operations, market conditions, results of operations and financial condition.

We use words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’, ‘aim’ or other similar words to identify forward-looking statements.  These forward-looking statements reflect our current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond our control and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with our expectations or that the effect of future developments on us will be those anticipated.  Should one or more of the risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results could differ materially from the expectations described in this Report.  Factors that may impact on the forward-looking statements made include, but are not limited to, those described in the section entitled ‘Risk factors’ in Westpac’s 2019 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.  When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events.  We are under no obligation, and do not intend, to update any forward-looking statements contained in this Report, whether as a result of new information, future events or otherwise, after the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: November 20, 2019	By:	/s/ Yvette Adiguzel
Yvette Adiguzel
Tier One Attorney